Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2021 RESULTS

Full Year 2021 Highlights (as compared to the Full Year 2020):

•	Record Full Year Revenue and Net Earnings

•	19% Increase in Revenue to US$987.7 Million from US$829.5 Million

•	44% Expansion of Gross Profit to US$261.5 Million from US$181.4 Million

•	460 Basis Point Improvement in Gross Margin to 26.5% from 21.9%

•	Net Earnings of NT$6.96 or US$0.25 per Basic Common Share or US$5.02 per Basic ADS Compared to Net Earnings of NT$3.26 or US$0.12 per Basic Common Share or US$2.35 per Basic ADS

•	US$34.5 Million of Full Year Free Cash Flow, with a US$212.9 Million Balance of Cash and Cash Equivalents at Year End

•	NT$4.3 Per Share Distribution Authorized by Board Pending Shareholder Approval at May 2022 AGM, as Company Continues to Build Value and Deliver a Higher Yield to Shareholders

Hsinchu, Taiwan – February 24, 2022 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the fourth quarter, with record revenue and net earnings for the full year ended December 31, 2021. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$27.74 against US$1.00 as of December 30, 2021.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the fourth quarter of 2021 was NT$6,791.4 million or US$244.8 million, a decrease of 5.2% from NT$7,161.0 million or US$258.1 million in the third quarter of 2021 and an increase of 7.6% from NT$6,310.3 million or US$227.5 million for the same period in 2020. Revenue for the fiscal year ended December 31, 2021 was NT$27,400.0 million or US$987.7 million, an increase of 19.1% from NT$23,011.4 million or US$829.5 million for the fiscal year ended December 31, 2020.

Net non-operating income in fourth quarter of 2021 was NT$319.3 million or US$11.5 million, compared to NT$147.5 million or US$5.3 million in the third quarter of 2021. The increase compared to the third quarter of 2021 is mainly due to an increase of the share of gain of associates accounted for using equity method of NT$190 million or US$6.8 million and partially offset by the increase of loss on valuation of financial assets at fair value through profit or loss of NT$12 million or US$0.4 million and the foreign exchange losses of NT$8 million or US$0.3 million. Net non-operating expenses in fourth quarter of 2020 was NT$277.6 million or US$10.0 million. The difference is mainly due to the increase of the share of gain of associates accounted for using equity method of NT$439 million or US$15.8 million, a lower foreign exchange losses of NT$150 million or US$5.4 million and the interest expense of NT$5 million or US$0.2 million.

Net non-operating income of the Company for the fiscal year ended December 31, 2021 was NT$473.2 million or

US$17.1 million, compared to net non-operating expenses of NT$593.1 million or US$21.4 million for the fiscal year ended December 31, 2020. The difference is mainly due to an increase of the share of gain of associates accounted for using equity method of NT$773 million or US$27.9 million, a lower foreign exchange losses of NT$266 million or US$9.6 million and the interest expense of NT$41 million or US$1.5 million and partially offset by the decrease of interest income of NT$18 million or US$0.6 million.

Net profit attributable to equity holders of the Company for the fourth quarter of 2021 was NT$1,417.5 million or US$51.1 million, and NT$1.95 or US$0.07 per basic common share, as compared to NT$1,398.9 million or US$50.4 million, and NT$1.93 or US$0.07 per basic common share in the third quarter of 2021. This compares to NT$686.4 million or US$24.7 million, and NT$0.94 or US$0.03 per basic common share in the fourth quarter of 2020. Net earnings for the fourth quarter of 2021 were US$1.41 per basic ADS, compared to US$1.39 per basic ADS for the third quarter of 2021 and US$0.68 per basic ADS in the fourth quarter of 2020.

Net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2021 was NT$5,059.1 million or US$182.4 million, and NT$6.96 or US$0.25 per basic common share, compared to net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2020 was NT$2,367.5 million or US$85.3 million, and NT$3.26 or US$0.12 per basic common share. Net earnings for the fiscal year ended December 31, 2021 were US$5.02 per basic ADS, compared to US$2.35 per basic ADS for the fiscal year ended December 31, 2020.

Free cash flow for the fiscal year ended December 31, 2021 was NT$956.4 million or US$34.5 million, with a balance of cash and cash equivalents was NT$5,906.2 million or US$212.9 million.

Fourth Quarter and Full Year 2021 Investor Conference Call / Webcast Details

Date: Thursday, February 24, 2022

Time: 3:00PM Taiwan (2:00AM New York)

Dial-In: +886-2-21928016

Password: 884176 #

Webcast of Live Call and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay Starting 2 Hours After Live Call Ends

Language: Mandarin

Note:

The Company will provide a transcript in English of the conference call on its website following the Mandarin conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the ongoing impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.